Exhibit 99.1

NEWS RELEASE

Occidental Makes Superior Proposal to Acquire Anadarko

$76.00 Per Share Cash and Stock Proposal Represents Premium of Approximately 20% to
Current Value of Transaction Accepted by Anadarko

Would Create a $100+ Billion Global Energy Leader with over 1.4 Million Boe/d of Production to
Drive Significant Value and Returns for Occidental and Anadarko Shareholders

Expected to Be Accretive to Cash Flow and Free Cash Flow Year-one, and Deliver $3.5 Billion
of Free Cash Flow Improvement through $2.0 Billion of Annual Cost Synergies and $1.5 Billion
of Annual Capital Reductions

HOUSTON, April 24, 2019 -- Today, Occidental Petroleum Corporation (“Occidental” or “the Company”) (NYSE: OXY) delivered a letter to the Board of Directors of Anadarko Petroleum Corporation (“Anadarko”) (NYSE: APC) setting forth the terms of a superior proposal by Occidental to acquire Anadarko for $76.00 per share, in which Anadarko shareholders would receive $38.00 in cash and 0.6094 shares of Occidental common stock for each share of Anadarko common stock. Occidental’s proposal represents a premium of approximately 20% to the value of Anadarko’s pending transaction as of April 23, 2019.

Occidental believes its proposal is superior both financially and strategically for Anadarko’s shareholders, creating a global energy leader with the scale and geographic diversification to drive growth and deliver compelling value and returns to the shareholders of both companies. The combined company will be uniquely positioned to leverage Occidental’s demonstrated operational and technical expertise, producing greater anticipated synergies than Anadarko’s pending transaction. The 50-50 cash and stock transaction is valued at $57 billion, based on Occidental’s closing price on April 23, 2019, including the assumption of net debt and book value of non-controlling interest.

“Occidental is a leader in using technological innovation to create value, and we will deploy our expertise to enhance the performance and productivity of Anadarko’s assets not only in the Permian, but globally,” said Vicki Hollub, President and Chief Executive Officer of Occidental. “Occidental and Anadarko have a highly complementary asset portfolio, providing us with a unique opportunity to realize significant operating, cost, and capital allocation synergies and achieve near-term cash flow accretion.”

Vicki Hollub continued, “We have been focused on Anadarko for several years because we have long believed that we are ideally positioned to generate compelling value from a combination with them. We look forward to engaging immediately with Anadarko’s Board and stakeholders to deliver this superior transaction.”

Compelling Strategic & Financial Rationale

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Applies Occidental’s proven technology and operational excellence to Anadarko portfolio: Anadarko’s asset portfolio is ideally positioned to benefit from Occidental’s operating model of deploying superior technology to drive performance and value with lower operating costs. In addition to generating greater returns in Anadarko’s Permian assets, this model can be applied to Anadarko’s assets worldwide, to accelerate cash flow growth across the asset base.

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Enhances Permian leadership position and bolsters portfolio with additional free cash flow generating assets: The proposed transaction enhances Occidental’s position as the largest producer in the Permian with 533 thousand Boe/d of production, accelerating its value-driven strategy in U.S. onshore through a combination of leading assets and best-in-class economics. Adding to Occidental’s existing, cash flow generating international and chemicals portfolio, Anadarko’s industry-leading DJ Basin operations combined with its cash flow generating assets in the Gulf of Mexico, Algeria and Ghana, provide complementary growth and enhanced stability. The combined company’s asset base is expected to supply low-cost development opportunities to fuel high return growth for years to come.

●
Creates a global energy leader with enhanced scale and expertise to lead energy into a low carbon future: The combination features a compelling mix of world-class growth assets that are expected to produce a stronger and more competitive business, with over 1.4 million Boe/d of current production. Additionally, this leverages Occidental’s existing initiatives to utilize its CO2 enhanced oil recovery expertise and infrastructure for economic and social benefit by applying its low carbon strategy to Anadarko’s asset base.

●
Accretive year one, generating even stronger financial returns: The proposed transaction accelerates Occidental’s commitment to generating attractive total shareholder returns. It is expected to be significantly accretive to Occidental’s cash flow and free cash flow, on a per share basis after dividends in 2020 and beyond, with substantial growth over time, driven by complementary assets and synergies. In addition to supporting accelerated dividend growth, Occidental expects to be able to opportunistically buy back stock while retiring debt through portfolio optimization and free cash flow.

●
High impact synergies and capital spending efficiency: Occidental has identified $3.5 billion in annual free cash flow improvements that are expected to be fully achieved by 2021, comprised of $2 billion in annual pre-tax run-rate cost synergies, and $1.5 billion of capital reduction, with the potential for further upside. The cost synergies are expected to be realized from capital and operating cost efficiencies, general administration and corporate savings, procurement and supply chain, and the application of best practices. The annual capital reduction will be delivered in the first year and result in moderating near-term production growth from 10% to 5% on a combined basis.

●
Secures dividend growth strategy and strong balance sheet: Occidental is firmly committed to maintaining its current dividend growth strategy. The combined company is expected to have an investment grade credit rating. The proposed transaction is not subject to any financing condition, and Occidental has in place committed financing for the cash portion of the acquisition price.

Letter to Anadarko

The following is a copy of the letter that Occidental delivered to Anadarko’s Board of Directors:

Board of Directors
Anadarko Petroleum Company
c/o H. Paulett Eberhart
and R. A. Walker

April 24, 2019

Dear Members of the Anadarko Board of Directors:

As you know Occidental has long admired Anadarko, and we believe that a combination of our two companies would create a global energy leader with a winning shareholder value proposition. Combining our highly complementary global asset portfolios would generate significant cost and capital synergies, attractive organic growth and a stable, sustainable and growing dividend. The resulting diverse but focused company will be a world leader in shale development and enhanced oil recovery.

Since late March, Occidental has made three acquisition proposals to Anadarko that offered your shareholders a significant immediate premium as well as participation in value creation post closing. Each was significantly higher than the $65 per share transaction you announced on April 12. Our most recent proposal, conveyed in writing on the morning of April 11, followed by a merger agreement we were prepared to sign, was for $76 per share, comprised of 40% cash and 60% stock. We were surprised and disappointed that your Board did not engage with us on that proposal, or our proposal of April 8, even though both were significantly higher than the price you accepted from Chevron.

The transaction you announced with Chevron indicates that the Anadarko Board believes that $65 per share is a fair price for your shareholders. Occidental is hereby proposing to acquire Anadarko for $76 per share, comprised of $38 in cash and 0.6094 shares of Occidental common stock per Anadarko share.

Our proposal represents a premium of approximately 20% to the $63.46 per share value of Chevron’s offer as of yesterday’s close. The equity component also provides your shareholders an opportunity to continue to participate in the value creation of this exciting combination.

Our Board of Directors has unanimously approved our proposal, and we have executed financing commitments with BofA Merrill Lynch and Citi for the cash portion of our proposal. Our merger agreement will not contain any financing condition, and we do not anticipate any delay to completing the regulatory approval process. We would expect to seek the approval of the shareholders of both companies and close a transaction in the second half of 2019.

It is unfortunate that Anadarko agreed to pay a break up fee of $1 billion, representing approximately $2 per share, without even picking up the phone to speak to us after we made two proposals during the week of April 8 that were at a significantly higher value to the transaction you were apparently negotiating with Chevron.

We noted to you on April 8 that our due diligence is complete. As you are aware, our financial advisors are BofA Merrill Lynch and Citi, and our legal advisors are Cravath, Swaine & Moore LLP, and we and they are available to discuss any aspect of our proposal. We and our advisors have reviewed your merger agreement with Chevron. We are separately sending to you and your legal advisors a form of merger agreement on that basis which we would be prepared to enter into, subject to our agreeing to the disclosure schedules to be attached, together with a copy of our financing commitment letter.

We sincerely hope that you will act now to secure this compelling opportunity for your shareholders without further delay. Our proposal is superior for your shareholders, employees and other stakeholders, and we look forward to concluding the requisite formalities and executing an agreement expeditiously.

Very truly yours, Vicki Hollub President and Chief Executive Officer Occidental Petroleum Corporation

Conference Call and Presentation

Additional information about today’s announcement can be found in the investor presentation posted on the Investor Relations section of Occidental’s website or on https://www.aglobalenergyleader.com/. Occidental will host a conference call today to discuss the proposed transaction at 8:00am Eastern Time. Participants may join the call by dialing 1-866-524-3160 (international callers may dial 1-412-317-6760) or via webcast at www.oxy.com/investors. Participants may pre-register for the conference call at http://dpregister.com/10131153.

Advisors

BofA Merrill Lynch and Citi are acting as Occidental’s financial advisors. Cravath, Swaine & Moore LLP is providing legal counsel to Occidental.

About Occidental

Occidental is an international oil and gas exploration and production company with operations in the United States, Middle East and Latin America. Headquartered in Houston, Occidental is one of the largest U.S. oil and gas companies, based on equity market capitalization. Occidental’s midstream and marketing segment purchases, markets, gathers, processes, transports and stores hydrocarbons and other commodities. The company’s wholly owned subsidiary OxyChem manufactures and markets basic chemicals and vinyls. Occidental posts or provides links to important information on its website at oxy.com.

Forward Looking Statements

Any statements in this press release about Occidental’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko, benefits and synergies of the proposed transaction and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: the ultimate outcome of any possible transaction between Occidental and Anadarko, including the possibility that Anadarko will reject the proposed transaction with Occidental or that the terms of any definitive agreement will be materially different from those described above; uncertainties as to whether Anadarko will cooperate with Occidental regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including the receipt of Anadarko stockholder approval and receipt of Occidental stockholder approval; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected. Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”).

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this press release and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This press release relates to a proposal which Occidental has made for an acquisition of Anadarko. In furtherance of this proposal and subject to future developments, Occidental (and, if a negotiated transaction is agreed, Anadarko) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This press release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Occidental and/or Anadarko may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Occidental and/or Anadarko, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Occidental free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental (if and when available) will also be made available free of charge by accessing Occidental’s website at www.oxy.com.

Participants

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Occidental and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Contacts

Media:
Melissa E. Schoeb
713-366-5615
melissa_schoeb@oxy.com

or

Investors:
Jeff Alvarez
713-215-7864
jeff_alvarez@oxy.com

Dan Burch
MacKenzie Partners, Inc.
212-929-5748
dburch@mackenziepartners.com